No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Announcement Regarding the Signing of Agreement with GAC Group to Extend Term of GAC Honda Joint Venture

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: July 20, 2026

[Translation]

July 20, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd.
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Sumihiro Takahashi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Announcement Regarding the Signing of Agreement

with GAC Group to Extend Term of GAC Honda Joint Venture

Honda Motors Co., Ltd. (“Honda”) today announced that Honda and its automobile production and sales joint venture partner in China, Guangzhou Automobile Group Co., Ltd., signed an agreement to extend the joint venture term of GAC Honda Automobile Co., Ltd. through 2038.

For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2027.

- End -

News Release

July 20, 2026

Honda Signs Agreement with GAC Group

to Extend Term of GAC Honda Joint Venture

BEIJING, China, July 20, 2026 – Honda Motor (China) Investment Co., Ltd. (HMCI), a wholly-owned Honda subsidiary in China, today announced that Honda and its automobile production and sales joint venture partner in China, Guangzhou Automobile Group Co., Ltd. (GAC Group), signed an agreement to extend the joint venture term of GAC Honda Automobile Co., Ltd. (GAC Honda) through 2038.

GAC Honda (originally named Guangzhou Honda Automobile Co., Ltd.) was established in July 1998 as the first Honda automobile production and sales joint venture in China and began automobile production in Guangzhou, Guangdong Province in March 1999. GAC Honda built a first-of-its-kind “four-in-one” automobile sales and service network*1 in China that was well received by many customers. As reflected in its cumulative sales of more than 11 million units*2, GAC Honda has contributed to the development and growth of the automobile industry in China.

Today, China has grown into the world’s largest automobile market in volume, where competition continues to intensify amid the rapid advancement of electrification and intelligent technologies. By fully leveraging the respective technologies and resources of Honda and GAC Group, and continuing to offer products that meet the diverse needs of customers, Honda will further strengthen its automobile business in China.

*1	Automobile sales and service network that integrates sales, service, parts supply, customer feedback, and management of customer feedback and information

*2	Honda internal count

<About GAC Honda Automobile Co., Ltd. (GAC Honda)>

Established:	July 1998

Head office location:	Guangzhou City, Guangdong Province, China

Capital investment:	867,215,960 USD

Capitalization ratio:	50% Guangzhou Automobile Group Co., Ltd. (GAC Group)

40% Honda Motor Co., Ltd.

10% Honda Motor (China) Investment Co., Ltd.

Representative:	Katsuhide Moriyama, President

<About Honda automobile business in Guangzhou, Guangdong Province, China>

1997	Honda signed a basic agreement on a passenger vehicle project in China

1998	Honda signed joint venture agreements to establish two joint ventures: Guangzhou Honda Automobile Co., Ltd. (Guangzhou Honda) and Dongfeng Honda Engine Co., Ltd.

1999	Production of Accord began at Guangzhou Honda plant in HuangPu District, Guangzhou

2003	Honda Automobile (China) Co., Ltd. was established as first Honda automobile production plant in China dedicated exclusively to exports

2006	Automobile production began at Guangzhou Honda plant in ZengCheng, Guangzhou

2007	Guangzhou Honda Automobile Research & Development Co., Ltd. was established as a R&D subsidiary of Guangzhou Honda

2009	Guangzhou Honda changed its name to GAC Honda Automobile Co., Ltd. (GAC Honda)

2015	GAC Honda Automobile Sales Co., Ltd. was established as a sales subsidiary of GAC Honda

2016	GAC Honda cumulative automobile sales reached 5 million-unit milestone

2020	GAC Honda absorbed its wholly owned subsidiary, Honda Automobile (China), Co., Ltd.

2023	GAC Honda cumulative automobile sales reached 10 million¥-unit milestone

2024	GAC Honda began operation of the Development District NEV Factory, a new energy vehicle (NEV) production factory

2025	GAC Honda made Dongfeng Honda Engine Co., Ltd. its wholly-owned subsidiary and renamed it GAC Honda Engine Co., Ltd.